SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

PT Indosat Tbk.

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Far EasTone Telecommunications Co., Ltd.

Hutchison Essar Limited

Hutchison Telecommunication (Hong Kong) Limited

KT Freetel Co., Ltd.

NTT DoCoMo, Inc.

PT Indosat Tbk

StarHub Ltd.

For Immediate Release

Seven Leading Asian Mobile Operators Form Alliance for

Global Roaming and Corporate Mobile Services

TAIPEI, MUMBAI, HONG KONG, SEOUL, TOKYO, JAKARTA, SINGAPORE, April 24, 2006 --- Far EasTone Telecommunications Co., Ltd. (“FET,” Taiwan), Hutchison Essar Limited (“Hutchison Essar,” India), Hutchison Telecommunications (Hong Kong) Limited (“Hutchison Telecom Hong Kong,” Hong Kong and Macau), KT Freetel Co., Ltd. (“KTF,” Rep. of Korea), NTT DoCoMo, Inc. (“DoCoMo”, Japan), PT Indosat Tbk (“Indosat,” Indonesia) and StarHub Ltd. (“StarHub,” Singapore) today announced that they have formed an alliance to enhance members’ competitiveness in international roaming and corporate mobile services in their own countries/regions and across Asia-Pacific. It is expected that through this alliance, multinationals as well as business and leisure travelers will be able to enjoy greater convenience, ease of use and value-added mobile features when they roam onto other members’ mobile networks.

The alliance, tentatively called the “Asia-Pacific Mobile Alliance,” boasts a combined customer base of about 100 million mobile subscribers over eight countries and regions. The alliance plans to expand its members over time.

The alliance will promote voice, video and data roaming via members' GSM/GPRS and /or W-CDMA networks, with an intention to launch roaming via HSDPA networks once the market is ready. These initiatives are targeted for launch in the latter half of 2006.

One of the other aims of this alliance is to create a Virtual Home Environment amongst customers of member operators, so that they are able to experience seamless, convenient mobile-related services when they roam.  Customers can expect a caller ID display service, as well as a short-code service to allow travelers quick and easy connection to their home country/region operator’s voice mail and customer-support center, etc. The alliance is also planning to enhance cross-border customer support for multinational corporations.

Jan Nilsson, president of FET, commented, “Business travelers in the Asia-Pacific region are an important customer group for FET. With this alliance, we would like to make those customers feel at home when they use their mobile services in the alliance partners’ networks.”

Asim Ghosh, managing director of Hutchison Essar, said, “We are continuously working towards making the communication experience simple and pleasurable for Hutchison Essar’s customers while they are on international roaming. The Asia-Pacific region is an important market for Indian travelers and this alliance would mean ease of connectivity, better service, as well as trouble-free access to customer support.”

Peter Wong, chief executive officer of Hutchison Telecom Hong Kong, said, “The usage of international roaming traffic is climbing across the Asia-Pacific region. The timely formation of this alliance heralds the advance of the international roaming service frontier, laying a strategic platform for the alliance partners to synergize and drive pioneering services. We are pleased to be a founding member of the alliance and look forward to bring even more unprecedented innovative roaming services to our customers, as well as the customers from our partners’ networks.”

Dr. Young-Chu Cho, president and CEO of KTF, commented, “This alliance is expected to greatly contribute in providing high-quality seamless mobile services to customers in the AP region. It will also facilitate the more rapid introduction of advanced 3G services across the region. KTF will provide its best efforts to the success of the alliance and delivering best user experience for our customers.”

Masao Nakamura, president and CEO of DoCoMo, commented, “DoCoMo is delighted to form this alliance with the leading mobile operators in this region. We are confident that working together with the alliance partners will enable us to not only enhance each partner’s corporate value, profitability and competitiveness, but also provide the highest levels of customer satisfaction by enhancing seamless mobile services. DoCoMo is looking forward to contributing to the success of this alliance by offering the best services and experience for all customers combined.”

Hasnul Suhaimi, president director of Indosat, commented, “By joining the alliance as a cellular-focused telecommunications and information service provider in Indonesia, we expect to deliver the latest technology and global access for our customers and Asian roamers as well. Subscribers will benefit from a vast network while they are roaming, and also enjoy value-added services like those back home.”

Terry Clontz, president and CEO of StarHub, said, “StarHub sees this alliance as a powerful way to accelerate the creation and implementation of enhanced mobile products and services for customers by leveraging the collective scale, footprint, and experience of its members. It also allows StarHub to fully explore business opportunities together with other members. This will enhance each member’s competitive positioning within their respective markets, particularly with corporate customers.”

For further information, please contact:

FET

May Wu

Public Relations Department

Tel: +886-2-8793-7311

Fax: +886+2-8793-5095

E-mail: mayw3@fareastone.com.tw

Website: http://www.fetnet.net

Hutchison Essar

Malini Sharma

Genesis Public Relations

Mobile: +91-98205-51217

Email: malini.sharma@hutch.in

Website: http://www.hutch.in

Hutchison Telecom Hong Kong

Mickey Shiu

Public Relations Department

Tel: +852 2128 3107

Fax: +852 2128 3112

Email: mickeyshiu@htil.com.hk

Website: http://www.htil.com.hk

KTF

Jung-Woo Lee or Byungki OH

Public Relations Team / Global Strategy Team

Tel:+82-2-2010-0008 / +82-2-2010-0131

Fax:+82-2-2010-0027 / +82-2-2010-0609

Email: bluefish@ktf.com / belix@ktf.com

Website: http://www.ktf.com

NTT DoCoMo

Masanori Goto or Miki Nakajima McCants

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408
Website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/inquiry

Indosat

Adita Irawati

VP Public Relations

Tel : +62 21 3869625

Fax : +62 21 3864673

Email : adita.irawati@indosat.com

Website : http://www.indosat.com

StarHub

Michael Sim

Corporate Communications and Investor Relations

Tel: +65 6825 5188

Email: michaelsim@starhub.com

Website : http://www.starhub.com

About FET

Far EasTone is a leading wireless service provider in Taiwan, providing advanced and full-range multimedia services including “FET wireless internet”, “i-mode” and “FET cross-net rate plans”. With the convergence of services in the media and telecom industry, FET expands its scope and vision to become a leading full service provider for electronic communication, information, entertainment, and transactions. FET offers an innovative environment for superior shareholder value, customer loyalty, employee satisfaction and community involvement.

FET was officially listed on the Taiwan Stock Exchange in the electronic sector in August 2005. After its public listing, FET was included in the Taiwan 50 Index.

For more information, please visit: www.fetnet.net

About Hutchison Essar

Hutchison Essar Limited, with over 15.3 million* subscribers after the BPL Mobile Cellular Limited acquisition, is one of the most reputed telecom companies in India. Over the years, it has been named the ‘Most Respected Telecom Company’, the ‘Best Mobile Service in the country’, and the ‘Most Creative and Most Effective Advertiser of the Year’.

*Figures from Cellular Operators Association of India, 31 March 2006

About Hutchison Telecommunications Hong Kong

Hutchison Telecommunications (Hong Kong) Limited (“Hutchison Telecom Hong Kong”) is currently one the largest mobile telecommunication service operators in Hong Kong. Since 1983, it has always been a pioneer in the development of mobile telecommunication deploying multiple mobile technologies including 1G AMPS/ TACS, 2G GSM/ CDMA and 2.5G GPRS/ IS95B in Hong Kong.

Hutchison Telecom Hong Kong is committed to providing high quality mobile telecommunication services, telecom retail services and call centre services in Hong Kong and Macau, as well as mobile telecommunications consultancy services in Mainland China. It is also the first operator in Hong Kong to roll out world-class 3G service under the “3” brand, leading Hutchison Telecom Hong Kong’s technical and service excellence into the 3G era.

Hutchison Telecom Hong Kong is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”). Hutchison Telecom is a leading listed telecommunications operator (SEHK:2332; NYSE:HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about Hutchison Telecom Hong Kong, see www.three.com.hk. For more information about Hutchison Telecom, see www.htil.com.

About KTF

Since 1997 when it first launched its PCS business, KTF has grown into a leading player with 12 million subscribers in Korea’s mobile communications industry, setting new records. The company set a record by securing more than 9 million subscribers within three years of commencing services, and ranked first among mobile communications companies in Business Week’s top 100 global IT companies.

KTF launched the downloadable icon-based multimedia service “Multipack”, the first in the world and commercialized the high-speed 3G service, “FIMM”, available through mobile phones, also the first in the world. “Magic N” was chosen as the best fixed or wireless total internet service by netizens and industry experts alike. All KTF employees are devoted to deliver “Good Time” service, setting customer satisfaction as Number One objective, and to grow continuously with customers through high-tech development and customer satisfaction. For more information, visit www.ktf.com.

About NTT DoCoMo
NTT DoCoMo is the world’s leading mobile communications company, serving more than 51 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode™ which provides e-mail and Internet access to over 46 million subscribers as the world’s most popular mobile Internet service, and FOMA™, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe, North America and Asia, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular of prepaid and postpaid services (Mentari, IM3 and Matrix), IDD services and fixed telecommunication services. Indosat also provides Multimedia, Internet & Data Communication Services (MIDI). Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

About StarHub

StarHub is Singapore’s second largest info-communication company and the sole operator delivering a full range of information, communications and entertainment services over fixed, cable, mobile and Internet platforms. StarHub operates a 3G mobile network in addition to its GSM network, and is the exclusive provider of the i-mode mobile Internet service over its 2.5G and 3G networks. StarHub also operates its own nation-wide HFC network that delivers multi-channel cable TV services (including Digital Cable), voice and Internet access for both consumer and corporate markets. StarHub is listed on the SGX-ST. For more information, visit www.starhub.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        PT Indosat Tbk.

Date  : April 26, 2006

By  :

_______________________________

Name :   Hasnul Suhaimi

   Title   :   President Director

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